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Map data ©2020
Craft BeerFamily-friendlyLunchDinner
Magic Valley Brewing

Brewery

208 Broadway Ave N
Buhl, ID 83316
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Closed. Open 11:00 AM
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Magic Valley Brewing is seeking investment to to expand our brewery by opening our Tap Room "Pub on Main" location in Twin Falls, Idaho. Twin Falls is approximately 20 miles from Buhl and has approximately 10x the population. Some funds will go to complete the Brewery Beer Garden Buildout, purchase additional fermenters, a bright tank and increase outside distribution so our beer is available throughout southern Idaho.
Renovating LocationAdding A LocationGenerating RevenueExpanding Location
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Early Investor Bonus: The investment multiple is increased to 1.55 for the next $30,000 invested.
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INVESTOR PERKS

Magic Valley Brewing is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Invest $500 or more to qualify. 10 of 10 remaining

Magic Valley Brewing Pub on Main Tee shirt

Invest $500 or more to qualify. 10 of 10 remaining

2021 Pub on Main Investor package,

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APRIL 22, 2015
Incorporated

Rich and Judy created the LLC

OCTOBER 2015
Capital Raise

Secured financing through an Angle Investor, located a building and began renovations to convert a barbershop/warehouse into a brewery.

JUNE 26, 2016
Opened

Magic Valley Brewing officially opened on June 26, 2016 as a family owned and operated Nano-Brewery. We opened using Rich's homebrew Keggle system.

SPRING 2017

In 2017 we built a tap trailer with 8 taps that we used to pour beer for the solar eclipse in August of that year. We have used this trailer at many beer festivals and because it provides cold storage, we have gone on to cater weddings, class and family reunions with BBQ and ale.

SUMMER 2018

Won 1st in show at SMASH Fest

JULY 2019

In July 2019 we had the honor to be the only brewery to pour beer for an estimated 3000 Vets during the Combat Veterans Motorcycle Association's National Convention in Boise Idaho.

FALL 2019

In the fall of 2019, we were able to purchase the building next to us and create a beer garden. This doubled our seating capacity and provided some rental income. The garden construction is still in process, requiring a new condenser unit for the 200 ft2 cooler that was given to us. The side of the cooler will host 18 to 20 taps for the beer garden. This will allow us to keep many of our seasonal ales on year-round. We also intend to install heating units that will allow us to use this space in late fall and early spring.

MARCH - JUNE 2020

Re-Invented ourselves to survive the Covid shutdown in Idaho. This included Canning, Deliveries and Take and Bake meals and temporarily transitioning our existing staff to new roles so nobody got layed off.

JUNE 2020

Opened our beer garden, providing an additional 48 seats for our guests.

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THE TEAM
Richard White Sr.
Owner / Brewer

Richard's skill set comes with twenty years of home brewing experience and five years professional brewing experience as cofounder, President and Brew master for White Water Brewing Company located in Rio Vista, California. With Judy's encouragement they started putting Magic Valley Brewing together in 2014 using this experience and the homebrew recipes perfected during over the years.

Prior and during this time Richard spent 20 years with Vacuum Coating, and currently fifteen years with Power Engineers as an electrical design engineer.

Judy White
Owner / General Manager

Judy is the backbone of Magic Valley Brewing, from creating most of the recipes, running the front end, procurement for the brewery and pub,

Judy has seven years experience at Home Depot where she served as head cashier, trained as a line manager and outside garden manager. After moving to Idaho she owned and operated Judy's Housekeeping Plus for nine years.

Will Jeppeson

Assistant Brewer

Will joined the team in July of 2020 as our assistant brewer.

Kim Trapp
Sales & Distribution Manager

Kim joined the team in July as our Sales & Distribution Manager. Kim brings management experience from other businesses including a startup.

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OUR STORY

Magic Valley Brewing is the oldest operating craft brewery in Twin Falls County and the Magic Valley, it is in the trout capital of the world, Buhl Idaho, on historic Highway 30 & the Oregon trail. We are a locally owned and operated, family-friendly brew pub that has been serving food and drinks made with local ingredients since 2016. We offer craft beer, in-house pop, local cider, wines and fantastic pub grub. Our brewpub is not just a brewery or restaurant, it is a “public house” where friends and family can come together to have a pint, a meal and enjoy each other’s company. Our goal from the start has been to set a high standard and create the best brewpub experience possible, to make you feel as though you are a guest in our home. When you walk in, you will be greeted, and we will do what we can to provide you a level of service that we would expect. Founded in 2015 by Rich and Judy White. Magic Valley Brewing officially opened on June 26, 2016 as a family owned and operated Nano-Brewery. We started with Rich’s Keggle system and 3 converted kegs for fermenters and have since expanded into a 2-barrel brewhouse with 21 barrels of fermentation space. Our Nano-Brewery hand crafts each batch with quality ingredients and care to provide the best beer possible. In 2019 we brewed a total of 600 barrels and were assigned by the Brewers Association a list position of 717 out of 3,011 Brewpubs that produce less than 1600 barrels. The flagship beers are the Basalt Stout, Blue Heart Blonde, Shoshone Paintbrush (Irish Red) a Jalapeno IPA named El Diablo Corral JPA, Mosey On IPA, Broadway Brown, Golden Trout APA, a black IPA named Black Trout IPA, Temperance Movement Porter, 1000 Springs Popcorn Ale brewed with local organic popcorn. We also brew many seasonal beverages such as the Rock chuck Imperial Red, the Imperial Aztec, Chocolate Cherry Porter, Cranberry Wheat, Black Garlic Cream, Desert flower Prickly Pear, and River Rage Sage made with Big Basin Sage. In 2017 we built a tap trailer with 8 taps that we used to pour beer for the solar eclipse in August of that year. We have used this trailer at many beer festivals and because it provides cold storage, we have gone on to cater weddings, class and family reunions with BBQ and ale. In July 2019 we had the honor to be the only brewery to pour beer for an estimated 3000 Vets during the Combat Veterans Motorcycle Association’s National Convention in Boise Idaho. In the fall of 2019, we were able to purchase the building next to us and create a beer garden. This doubled our seating capacity and provided some rental income. The garden construction is still in process, requiring a new condenser unit for the 200 ft2 cooler that was given to us. The side of the cooler will host 18 to 20 taps for the beer garden. This will allow us to keep many of our seasonal ales on year-round. We also intend to install heating units that will allow us to use this space in late fall and early spring. Our next step and the reason we are pursuing this capital raise is to open a tap room in Twin Falls. Why? Buhl is a town with a population of approximately 4,000 people, Twin falls (20 minute drive time) has a population of approximately 50,000 people. We have located and provided a deposit on a space within the core excitement area of the Twin Falls downtown business district. This area is rapidly becoming the hub of the Twin Falls night life. Including Koto Brewing, a tap room/pub and 3 restaurants.

Established 2016
Oldest Operating Brewery in Twin Falls County & the Magic Valley
Expanding to a second location
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PRESS
Owners of Magic Valley Brewing Secure Buhl Location

BUHL • Magic Valley Brewing has a home.

Voted Best in the City

Where to Find Southern Idaho’s Best Beers - Visit Southern Idaho

Idaho has become a craft beer mecca, and Southern Idaho’s breweries are making a name for themselves in a crowded market with standout handmade brews. Here’s where you can find the best beers in the region, starting with the source: Breweries. Magic Valley Brewing, Buhl This brewery and taproom opened in 2016, but already it’s ...

Magic Valley Beer Festival rescheduled for September

Magic Valley Beer Festival rescheduled for September. The 9th annual event is scheduled for September 26th

First Buhl beer festival raises funds for educational programs

About 10 brewers served beer at McCluskey Park. The cost was for $10 per person, it included a 14-ounce mug with three tokens.

Beers 4 Buhl Beer Festival in Buhl

Beers 4 Buhl Beer Festival will be held from 1 to 6 p.m. Saturday, Sept. 8, in McClusky Park at Sixth and Poplar streets in Buhl. The festival will include

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Pub on Main Tap Room Opening $14,000
Beer Garden Cooler & Bar $5,000
Fermenters and Bright tanks $2,000
Operating Capital $2,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $357,371 $382,387 $409,154 $437,794 $459,683
Cost of Goods Sold $83,980 $89,858 $96,148 $102,878 $108,021
Gross Profit $273,391 $292,529 $313,006 $334,916 $351,662

EXPENSES

Rent $44,052 $44,379 $44,710 $45,044 $45,383
Utilities $30,384 $30,991 $31,611 $32,243 $32,888
Salaries $148,000 $151,700 $155,493 $159,380 $163,364
Insurance $7,277 $7,458 $7,644 $7,835 $8,030
Equipment Lease $7,000 $7,000 $5,500 $0 $0
Repairs & Maintenance $1,250 $1,250 $1,250 $1,250 $1,250
Year 1 Build-out costs $25,000 $0 $0 $0 $0
Year 1 Equipment & Furniture $4,000 $0 $0 $0 $0
Operating Profit $6,428 $49,751 $66,798 $89,164 $100,747
This information is provided by Magic Valley Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Investment Round Status

$25,000

TARGET

$100,000

MAXIMUM

This investment round closes on December 16, 2020. 0 people have invested so far.

Summary of Terms
Legal Business Name Magic Valley Brewing
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.55×

Investment Multiple 1.45×

Business's Revenue Share 1%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2029

Financial Condition

Historical milestones

Magic Valley Brewing has been operating since April 29, 2016 and has since achieved the following milestones:

Opened location in Buhl, Idaho

Achieved revenue of $64,013 in 2016, which then grew to $143,660 in 2017.

Had Cost of Goods Sold (COGS) of $31,218, which represented gross profit margin of 51% in 2016. COGS were then $60,569 the following year, which implied gross profit margin of 58%.

Achieved profit of $32,795 in 2016, which then grew to $83,091 in 2017.

Achieved revenue of $143,660 in 2017, which then grew to $181,519 in 2018.

Had Cost of Goods Sold (COGS) of $60,569, which represented gross profit margin of 58% in 2017. COGS were then $67,586 the following year, which implied gross profit margin of 62%.

Achieved profit of $83,091 in 2017, which then grew to $113,933 in 2018.

Achieved revenue of $181,519 in 2018, which then grew to $210,218 in 2019.

Had Cost of Goods Sold (COGS) of $67,586, which represented gross profit margin of 62% in 2018. COGS were then $63,687 the following year, which implied gross profit margin of 69%.

Achieved profit of $113,933 in 2018, which then grew to 146,531 in 2019.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Magic Valley Brewing's fundraising. However, Magic Valley Brewing may require additional funds from alternate sources at a later date.

Risk Factors
Real Estate Risk

Magic Valley Brewing is still in the process of securing a location to lease for the Tap Room in Twin Falls, Idaho. The location is in the most popular block of main street in Twin Falls. In the event Magic Valley Brewing is unable to secure this location, investors rate of return would be reliant upon the brewery/pub location in Buhl and distribution. This may result in slower than anticipated repayment of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Magic Valley Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Magic Valley Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Operating History

Magic Valley Brewing has been an entity since April of 2015 and have been an operating establishment as of June 26, 2016

Competition

There are two other breweries, Koto Brewing and Milner's Gate, within 80 miles of Magic Valley Brewing. However, the market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Magic Valley Brewing competes with many other businesses, both large and small, on the basis of quality, pricing, location, and customer experience. Changes in customer preference away from Magic Valley Brewing's core business or the inability to compete successfully against other competitors could negatively affect Magic Valley Brewing's financial performance.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk. To mitigate this risk we have used the Tilley and Lincoln business and tax consultants in Twin falls, Idaho for our payroll and accounting services since we opened in 2016.

Reliance on Management

As a securities holder, you will not be able to participate in Magic Valley Brewing's management or vote on and/or influence any managerial decisions regarding Magic Valley Brewing. Furthermore, if the founders or other key personnel of Magic Valley Brewing were to leave Magic Valley Brewing or become unable to work, Magic Valley Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

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Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Magic Valley Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Magic Valley Brewing's financial performance or ability to continue to operate. In the event Magic Valley Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

The Company Might Need More Capital

Magic Valley Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Magic Valley Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Magic Valley Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Magic Valley Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Magic Valley Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Magic Valley Brewing will carry some insurance, Magic Valley Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Magic Valley Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Magic Valley Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Magic Valley Brewing's management will coincide: we both want Magic Valley Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Magic Valley Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Magic Valley Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Magic Valley Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Magic Valley Brewing or management), which is responsible for monitoring Magic Valley Brewing's compliance with the law. Magic Valley Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Magic Valley Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Magic Valley Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Magic Valley Brewing, and the revenue of Magic Valley Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Magic Valley Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

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This information is provided by Magic Valley Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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